Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the first half of		Amount	Percentage
	2024	2023	increase	increase
	Amount	Amount	(decrease)	(decrease)
	(in thousands, except for percentages)
Revenues	$19,382	$13,018	$6,364	48.9%
Cost of revenues	(16,030)	(7,177)	8,853	123.4%
Gross profit	3,352	5,841	(2,489)	(42.6)%
Selling and marketing expenses	(351)	-	351	100.0%
General and administrative expenses	(4,167)	(919)	3,248	353.4%
(Loss) income from operations	(1,166)	4,922	(6,088)	(123.7)%
Interest income	253	1	252	25,200.0%
Interest expense	(4,346)	(2,905)	1,441	49.6%
Other expenses	(3)	(2)	1	50.0%
(Loss) income from continuing operations	(5,262)	2,016	(7,278)	(361.0)%
Loss from discontinued operations	-	(414,877)	(414,877)	(100.0)%
Net loss	$(5,262)	$(412,861)	$407,599	198.7%

Revenues

Revenues increased by $6.4 million, or 48.9%, to $19.4 million for the first half of 2024 from $13.0 million for the same period of last year. The increase was mainly attributed to average service revenue increased from $1.1 million for the first half of 2023 to $1.9 million for the first half of 2024, which contributed to an increase of $8.5 million in service revenue. The increase was partially offset by a decrease in the number of services from 12 services for the first half of 2023 to 10 services for the first half of 2024, which resulted in a decrease of $2.2 million in service revenue.

Cost of revenues

Cost of revenues increased by $8.9 million, or 123.4%, to $16.0 million for the first half of 2024 from $7.2 million for the same period of last year. The increase was mainly attributable to additional costs incurred for providing artificial intelligent education and artificial intelligent universe IAAS services to the customers which caused by an increase in production technicality and the use of computing power in providing those services.

Gross profit and gross margin.

As a result of the factors set out above, gross profit decreased by $2.5 million, or 42.6%, to $3.4 million for the first half of 2024 from $5.8 million for the same period of last year. Gross margin decreased from 44.9% for the first half of 2023 to 17.3% for the first half of 2024. The decrease in gross margin was mainly attributable to an increase in production technicality and increase in computing power which led to an increase in production costs and reduced gross margin.

Selling and marketing expenses

Selling and marketing expenses increased by $0.04 million, or 100.0%, to $0.04 million for the first half of 2024 from nil for the same period of last year. The increase was mainly attributable to sales and marketing staff salaries for the artificial intelligent education and artificial intelligent universe IAAS services which we employed in second half of 2023.

General and administrative expenses

General and administrative expenses increased by $3.2 million, or 353.4%, to $4.2 million for the first half of 2024 from $0.9 million for the same period of last year. The increase was mainly attributable to an increase in headcount which caused an increase in staff salaries as well as service fees charged by New York Stock Exchange.

Interest income

Interest income increased by $0.3 million, or 25,200%, to $0.3 million for the first half of 2024 from $1,000 for the same period of last year. The increase in interest income was mainly attributable to the increase in bank balances as well as the increase in interest rates.

Interest expenses

Interest expenses increased by $1.4 million, or 49.6%, to $4.3 million for the first half of 2024 from $2.9 million for the same period of last year. The interest expenses were mainly due to higher average interest rates on loans for the first half of 2024 as compared to the same period of last year.

Income from continuing operations

As a result of the factors set out above, we had $5.3 million net loss from continuing operations for the first half of 2024 as compared to net income from continuing operations of $2.0 million for the first half of 2023.

Loss from discontinued operations

Loss from discontinued operations decreased by $0.4 billion, or 100%, to nil for the first half of 2024 from loss of $0.4 billion for same period of last year. The decrease in loss from discontinued operations was mainly attributable to the Company completed the disposition of its wholly owned subsidiary, OneSmart Edu Inc., to the purchaser, Muckle Capital Investment Co., Ltd on November 25, 2022.

Net income

As a result of foregoing factors, the net loss was $5.3 million for the first half of 2024 as compared to net loss of $412.9 million for the same period of last year.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our subsidiaries to satisfy our liquidity requirements.

As of February 29, 2024, we had cash of $67,837 and a positive working capital of $87.9 million. For the first half of 2024, net cash used in operating activities was $202.5 million

Management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months. Management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in our plan. There are a number of factors that could potentially arise which might result in shortfalls to what is anticipated, such as the demand for our services, economic conditions, the competition in the industry, and our bank and suppliers being able to provide continued support. If the future cash flow from operations and other capital resources is insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital, or refinance all or a portion of our debt.

Indebtedness. As of February 29, 2024, we have $61.2 million syndicated loans and $35.0 million convertible senior notes. Beside this indebtedness, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of February 29, 2024 amounted to $87.9 million, compared to $6.0 million as of August 31, 2023.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows.

The following table sets forth a summary of our cash flows from continuing operations for the periods presented:

	For the six months ended
	February 29,	February 28,
	2024	2023
Net cash (used in) provided by operating activities	$(202,487)	$3,514
Net cash used in investing activities	-	(15,097)
Net cash provided by financing activities	81,443	26,990
Net (decrease) increase in cash	(121,044)	15,407
Cash, beginning of period	121,112	45,479
Cash, end of period	$68	$60,886

Operating Activities

Net cash used in operating activities for the six months ended February 29, 2024 was $202.5 million. The net cash used in operating activities was primarily due to (i) purchase of inventories $276.0 million, as partially offset by an increase in accounts payable of $74.5 million.

Investing Activities

Net cash used in investing activities was nil for the six months ended February 29, 2024.

Financing Activities

Net cash provided by financing activities was $81.4 million for the six months ended February 29, 2024, primarily due to the proceeds of $88.3 million from issuance of ordinary shares, as partially offset by repayment of third-party loans of $6.9 million.

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